Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are the direct and indirect subsidiaries of Carvana Co. as of December 31, 2024:

Subsidiary	Jurisdiction of Organization
Carvana Co. Sub LLC	Delaware
Carvana Group, LLC	Delaware
Carvana Operations HC LLC	Delaware
Carvana, LLC	Arizona
ADESA US Auction, LLC	Delaware
ADESA California, LLC	California
Carvana Insurance Services LLC	Arizona
Carvana Logistics, LLC	Delaware